EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 27, 2025	26 weeks ended September 28, 2024
Net sales	$93,117	$80,118
Cost of sales	56,651	48,859

Gross profit	36,466	31,259
Selling, general and administrative expenses	32,958	27,827
Depreciation and amortization	3,690	3,701

Total operating expenses	36,648	31,528

Operating (loss) income	(182)	(269)
Interest and other financial costs	3,694	4,034

(Loss) income before taxes and equity in earnings of joint venture	(3,876)	(4,303)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	1,318	1,222

Net (loss) income, net of taxes	$(2,558)	$(3,081)

Weighted average common shares outstanding:
Basic	19,595	19,226
Diluted	19,595	19,226
Net (loss) income per common share:
Basic	$(0.13)	$(0.16)
Diluted	$(0.13)	$(0.16)

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